UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No. 5)*

URANIUM ENERGY CORP
(Name of Issuer)

Common Stock
(Title of Class of Securities)

916896103
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1 (b)

☐    Rule 13d-1 (c)

☐    Rule 13d-1 (d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 916896103	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Global X Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
9,382,287**
		6	SHARED VOTING POWER
0
		7	SOLE DISPOSITIVE POWER
9,382,287**
		8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,382,287**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.01%
12	TYPE OF REPORTING PERSON (see instructions) IA, DE

** See Item 4 of this Filing

CUSIP No. 916896103	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Bruno del Ama
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
9,382,287**
		6	SHARED VOTING POWER
0
		7	SOLE DISPOSITIVE POWER
9,382,287**
		8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,382,287**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.01%
12	TYPE OF REPORTING PERSON (see instructions) IN

** See Item 4 of this Filing

CUSIP No. 916896103	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Jose C. Gonzalez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
9,382,287**
		6	SHARED VOTING POWER
0
		7	SOLE DISPOSITIVE POWER
9,382,287**
		8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,382,287**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.01%
12	TYPE OF REPORTING PERSON (see instructions) IN

** See Item 4 of this Filing

CUSIP No. 916896103	13G	Page 5 of 8 Pages
Item 1.

(a)	Name of Issuer URANIUM ENERGY CORP

(b)	Address of Issuer’s Principal Executive Offices 500 North Shoreline, Ste. 800N Corpus Cristi, TX 78401
Item 2.

(a).
(b). (c). Name, Principal Business Address, and Citizenship of Persons Filing:

(1) Global X Management Company LLC (“GXMC”)
      600 Lexington Avenue, 20thFloor
      New York, NY 10022
      Citizenship: DE

(2) Bruno del Ama (“Mr. del Ama”)
      600 Lexington Avenue, 20thFloor
      New York, NY 10022
      Citizenship: SPAIN

(3) Jose C. Gonzalez (“Mr. Gonzalez”)
      600 Lexington Avenue, 20thFloor
      New York, NY 10022
      Citizenship: SPAIN

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 916896103
Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 916896103	13G	Page 6 of 8 Pages
Item 4.  Ownership.
The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 4) on Schedule 13G is hereby incorporated by reference.
GXMC is a registered investment adviser that furnishes investment advice to the Global X Uranium ETF, a separate series of the Global X Funds, an investment company registered under Section 8 of the Investment Company Act of 1940. As a result of its role as investment adviser to the Fund, GXMC may be deemed to be the beneficial owner of the shares of URANIUM ENERGY CORP common stock held by the Fund. However, GXMC does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Fund and disclaims any ownership associated with such rights.
Mr. del Ama and Mr. Gonzalez each has a voting interest of approximately 55% and 40% of GXMC, respectively. In addition to being stockholders of GXMC, Mr. del Ama and Mr. Gonzalez serve as Chief Executive Officer and Chief Innovation Officer of GXMC, respectively. Messrs. del Ama and Gonzalez are filing this joint statement with GXMC as a result of such stock ownership which may be deemed to enable each of them to exercise control over GXMC. Neither Mr. del Ama nor Mr. Gonzalez own of record any shares of URANIUM ENERGY CORP common stock and neither one of them has engaged in any transaction in URANIUM ENERGY CORP common stock. However, as a result of their positions, Messrs. del Ama and Gonzalez each may be deemed to have the power to exercise or to direct the exercise of such voting and/or disposition power that GXMC may have with respect to URANIUM ENERGY CORP common stock held by the Fund. All shares reported herein have been acquired by the Fund and Messrs. del Ama and Gonzalez each specifically disclaim beneficial ownership over any shares of URANIUM ENERGY CORP common stock that either one of them or GXMC may be deemed to beneficially own. Furthermore, neither Mr. del Ama nor Mr. Gonzalez has the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Fund and each disclaim any ownership associated with such rights.
Item 5.  Ownership of Five Percent or Less of a Class.
Global X Uranium ETF, set forth in Item 4 above, has the right to receive all dividends from, and the proceeds from the sale of, the securities held in its respective account. These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the issuer.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.  Identification and Classification of Members of the Group.
Not Applicable.
Item 9.  Notice of Dissolution of Group.
Not Applicable.
Item 10.  Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 916896103	13G	Page 7 of 8 Pages
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Global X Management Company LLC
By: /s/ Bruno del Ama
Name/Title: Bruno del Ama, Chief Executive Officer
Date: February 14, 2018

Bruno del Ama
By: /s/ Bruno del Ama
Name: Bruno del Ama
Date: February 14, 2018

Jose C. Gonzalez
By: /s/ Jose C. Gonzalez
Name: Jose C. Gonzalez
Date: February 14, 2018

CUSIP No. 916896103	13G	Page 8 of 8 Pages
EXHIBIT A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of URANIUM ENERGY CORP and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 14th day of February, 2018.

Global X Management Company LLC
By: /s/ Bruno del Ama
Name/Title: Bruno del Ama, Chief Executive Officer
Date: February 14, 2018

Bruno del Ama
By: /s/ Bruno del Ama
Name: Bruno del Ama
Date: February 14, 2018

Jose C. Gonzalez
By: /s/ Jose C. Gonzalez
Name: Jose C. Gonzalez
Date: February 14, 2018